Exhibit 4.1

LEGACY RESERVES LP,

LEGACY RESERVES FINANCE CORPORATION,

LEGACY RESERVES GP, LLC,

LEGACY RESERVES INC.,

and

THE GUARANTORS PARTY HERETO

8% SENIOR NOTES DUE 2020

SECOND SUPPLEMENTAL INDENTURE

DATED AS OF APRIL 2, 2018,

WILMINGTON TRUST, NATIONAL ASSOCIATION,

as Trustee

This SECOND SUPPLEMENTAL INDENTURE (the “Supplemental Indenture”), dated as of April 2, 2018, is among Legacy Reserves LP, a Delaware limited partnership (the “Company”), Legacy Reserves Finance Corporation, a Delaware corporation (“Finance Corp.” and, together with the Company, the “Issuers”), each of the parties identified under the caption “Guarantors” on the signature page hereto and Wilmington Trust, National Association (as successor to Wells Fargo Bank, National Association), a national banking association, as trustee (the “Trustee”), Legacy Reserves GP, LLC, a Delaware limited liability company (the “General Partner”) and Legacy Reserves Inc., a Delaware corporation (the “Parent” and, together with the General Partner, the “Parent Guarantors” and, together with the other subsidiaries of the Parent identified on the signature pages hereto, the “Guarantors”).

RECITALS

WHEREAS, the Issuers, the initial Guarantors and the Trustee entered into an Indenture, dated as of December 4, 2012 (as amended or supplemented prior to the date hereof, the “Indenture”), pursuant to which the Issuers have issued $300,000,000 in the aggregate principal amount of 8% Senior Notes due 2020 (the “Notes”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated March 23, 2018, by and among the Company, the General Partner, Legacy Reserves Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), and the Parent, pursuant to which the Company will merge with Merger Sub, with the Company surviving as a Subsidiary of Parent;

WHEREAS, the Parent and the members of the General Partner have entered into that certain GP Purchase Agreement, dated March 23, 2018, by which the Parent will purchase all of the limited liability company interests in the General Partner and become the sole member of the General Partner;

WHEREAS, in connection with the consummation of the Corporate Reorganization (as herein defined), (i) the Issuers desire to amend and supplement the Indenture as contemplated by Sections 2.03, 2.04, 2.06, 2.07, 2.19, 2.20 and 2.21 of this Supplemental Indenture to permit the Corporate Reorganization (collectively, the “Corporate Reorganization Amendments”), (ii) the Parent Guarantors desire to issue an unconditional and irrevocable guarantee of the prompt payment, when due, of any amount owed to the Holders of the Notes under the Indenture and any other amounts due pursuant to the Indenture as contemplated by Article II and Article III of this Supplemental Indenture, and (iii) the Issuers and the Guarantors desire to modify the Indenture to provide that the covenants previously applicable to the Company and its Restricted Subsidiaries shall apply to the Parent and its Restricted Subsidiaries and to make certain changes to Section 4.07 of the Indenture to reflect that the Company will no longer operate as a publicly traded master limited partnership following the consummation thereof (collectively, the “Parent Guarantee Amendments” and, together with the Corporate Reorganization Amendments, the “Amendments”);

WHEREAS, Section 9.02 of the Indenture provides that the Issuers and the Trustee may, in certain circumstances, amend or supplement the Indenture with the consent of the Holders of a majority in principal amount of the outstanding Notes;

WHEREAS, the Issuers have solicited consent from the Holders of at least a majority in aggregate principal amount of the outstanding Notes, and such Holders have validly consented to the Amendments set forth in this Supplemental Indenture, pursuant to and in accordance with the Consent Solicitation Statement and the related Letter of Consent, dated March 26, 2018, upon the terms and subject to the conditions set forth therein;

WHEREAS, this Supplemental Indenture is authorized pursuant to Section 9.02 of the Indenture;

WHEREAS, the Issuers have, pursuant to Section 9.06 of the Indenture, furnished the Trustee with an Officers’ Certificate and an Opinion of Counsel complying with the requirements of Sections 11.04 and 11.05 of the Indenture;

WHEREAS, the Trustee is authorized to execute and deliver this Second Supplemental Indenture; and

WHEREAS, all acts and things prescribed by the Indenture and by law necessary to make this Supplemental Indenture a valid instrument legally binding on the Issuers, the Guarantors and the Trustee, in accordance with its terms, have been duly done and performed.

NOW, THEREFORE, to comply with the provisions of the Indenture and in consideration of the above premises, the Issuers, the Guarantors and the Trustee covenant and agree for the equal and proportionate benefit of the respective Holders of the Notes as follows:

ARTICLE 1

Section 1.01. This Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes.

Section 1.02. Effectiveness. The Corporate Reorganization Amendments set forth in this Supplemental Indenture shall become effective upon the execution and delivery of this Supplemental Indenture. The Parent Guarantee Amendments shall become effective immediately prior to the consummation of the Corporate Reorganization on the effective date thereof (the “Trigger Date”). Notwithstanding the foregoing, if the Trigger Date has not occurred on or prior to December 31, 2018 or if the Issuers publicly announce that they are no longer pursuing the Corporate Reorganization, this Second Supplemental Indenture (including the Corporate Reorganization Amendments and the Parent Guarantee Amendments) shall be null and void, the Amendments specified herein shall not be effective and the Indenture, as supplemented by the First Supplemental Indenture dated August 25, 2015 shall remain in full force and effect. The Issuers shall provide the Trustee with written notice of the occurrence of the Trigger Date.

ARTICLE 2

Section 2.01.

(a) Sections 1.01 (only with regard to the definitions of “Adjusted Consolidated Net Tangible Assets”, “Asset Swap”, “Consolidated Net Working Capital”, “Domestic Subsidiary”, “Equity Offering”, “Foreign Subsidiary”, “Investments”, “Joint Venture”, “Net Proceeds”, “Non-Recourse Debt”, “Opinion of Counsel”, “Pari Passu Indebtedness”, “Permitted Acquisition Indebtedness”, “Permitted Investments”, “Permitted Liens” (except with respect to clause (2)), “Production Payments and Reserve Sales” and “Senior Debt”), 4.04(a), 4.05, 4.09, 4.12, 4.15, 4.16, 4.18, 4.19, 8.08 and 11.09 of the Indenture shall be amended by replacing all references therein to “Company” with “Parent”.

(b) Sections 1.01 of the Indenture (only with regard to the definition of “Additional Notes”) shall be amended by replacing all references therein to “Company’s” with “Parent’s or the Company’s”.

(c) Sections 4.09 and 4.15 of the Indenture shall be amended by replacing all references therein to “Guarantor” with “Guarantor or Issuer”.

(d) Section 4.09(b)(3)(a) shall be amended and restated in its entirety as follows:

(a) the Initial Notes issued on the date of this Indenture and the related Guarantees and

Section 2.02. The Indenture shall be amended by replacing all references herein to “Subsidiary Guarantee” with “Guarantee” and by replacing all references herein to “Subsidiary Guarantees” with “Guarantees”.

Section 2.03. Section 1.01 of the Indenture shall be amended by inserting each of the following definitions in its correct alphabetical position:

“Corporate Reorganization” means the corporate reorganization of the Company and its Subsidiaries, as described in the Merger Agreement and the GP Purchase Agreement, which transactions include, without limitation: (A) the formation by the General Partner of the Parent and the formation by the Parent of Merger Sub, (B) the GP Purchase on the terms set forth in the GP Purchase Agreement, (C) the merger of Merger Sub with and into the Company, with the Company surviving such merger and the Company’s limited partner interests being 100% owned by the Parent as a result thereof and (D) the exchange of the Company’s common and preferred Equity Interests for common Equity Interests in the Parent on the terms set forth in the Merger Agreement.

“GP Purchase” means the acquisition of 100% of the limited liability company Equity Interests in the General Partner by the owners of all of the limited liability company interests of the General Partner of the Parent and the admission of the Parent as the sole member of the General Partner, in each case pursuant to the terms of the GP Purchase Agreement.

“GP Purchase Agreement” means that certain GP Purchase Agreement, dated as of March 23, 2018, by and among Parent, the Company, the General Partner, Lion GP Interests, LLC, Moriah Properties Limited, Brothers Production Properties, Ltd., Brothers Production Company, Inc., Brothers Operating Company, Inc., J&W McGraw Properties, Ltd., DAB Resources, Ltd. and H2K Holdings, Ltd., by which the Parent will purchase all of the limited liability company interests in the General Partner and become the sole member of the General Partner (as it may be amended, supplemented, restated or otherwise modified from time to time (without giving effect to any amendments, supplements, restatements or other modifications that are materially adverse to the Holders without the prior written consent of the Holders of a majority in principal amount of the then outstanding Notes, it being acknowledged that any increase in any amounts beyond $3,500,000 payable to the owners of all of the limited liability company interests of the General Partner thereunder shall be deemed to be materially adverse)).

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 23, 2018, by and among the Company, the General Partner, the Parent and Merger Sub, by which the Company will merge with Merger Sub, with the Company surviving as a subsidiary of Parent (as it may be amended, supplemented, restated or otherwise modified from time to time (without giving effect to any amendments, supplements, restatements or other modifications that are materially adverse to the Holders without the prior written consent of the Holders of a majority in principal amount of the then outstanding Notes, it being acknowledged that any increase in any amounts beyond $50,000 payable thereunder shall be deemed to be materially adverse)).

“Merger Sub” means Legacy Reserves Merger Sub LLC, a Delaware limited liability company.

“Parent” means, initially, Legacy Reserves Inc., a Delaware corporation, and thereafter, any person who is or becomes the Beneficial Owner, directly or indirectly, of 100% of the outstanding Capital Stock of the Company.

“Parent Guarantors” means, initially, the Parent and the General Partner, and their respective successors.

“Trigger Date” means the effective date of the Corporate Reorganization.

Section 2.04. Section 1.01 of the Indenture shall be amended by amending the definition of Asset Sale to:

(a) replace all references therein to “Company” with “Parent”;

(b) delete the word “and” at the end of clause (14) thereof;

(c) delete the period at the end of clause (15) thereof and replace such period with “; and”; and

(d) add the following as a new clause (16) immediately after clause (15) thereof:

(16) the Corporate Reorganization.

Section 2.05. Section 1.01 of the Indenture shall be amended by deleting the definition of Available Cash in its entirety.

Section 2.06. Section 1.01 of the Indenture shall be amended by deleting the definition of Board of Directors in its entirety and replacing it with the following:

“Board of Directors” means:

(1) with respect to Finance Corp., the board of directors of Finance Corp.;

(2) with respect to the Company, the board of directors of the General Partner or any authorized committee thereof;

(3) with respect to the Parent, the board of directors of the Parent; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

Section 2.07. Section 1.01 of the Indenture shall be amended by deleting the definition of Change of Control in its entirety and replacing it with the following:

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Capital Stock of the Restricted Subsidiaries of the Parent) of the Parent and its Restricted Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company or removal of the General Partner by the limited partners of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), excluding the Qualifying Owners, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Parent, measured by voting power rather than number of shares, units or the like; or

(4) the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors.

Notwithstanding the preceding, (a) a conversion of the Parent or any of its Restricted Subsidiaries from a limited partnership, corporation, limited liability company or other form of entity to a limited liability company, corporation, limited partnership or other form of entity or an exchange of all of the outstanding Equity Interests in one form of entity for Equity Interests in another form of entity shall not constitute a Change of Control, so long as following such conversion or exchange the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) who Beneficially Owned the Capital Stock of the Parent immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of such entity or its general partner, as applicable, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity or its general partner, as applicable, and, in either case no “person” Beneficially Owns more than 50% of the Voting Stock of such entity or its general partner, as applicable; and (b) the Corporate Reorganization shall not constitute a Change of Control.

Section 2.08. Section 1.01 of the Indenture shall be amended by deleting the definition of Continuing Directors in its entirety and replacing it with the following:

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Parent who:

(1) was a member of such Board of Directors on the Trigger Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

Section 2.09. Section 1.01 of the Indenture shall be amended by deleting the definition of Corporate Trust Office of the Trustee in its entirety and replacing it with the following:

“Corporate Trust Office of the Trustee” means the office of the Trustee in the City of Dallas at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 15950 North Dallas Parkway, Suite 550, Dallas, Texas 75248, Attention: Legacy Reserves Notes Administrator, or such other address as the Trustee may designate from time to time by notice to the Holders and the Issuers, or the principal corporate trust office in the City of Dallas of any successor Trustee (or such other address as a successor Trustee may designate from time to time by notice to the Holders and the Issuers).

Section 2.10. Section 1.01 of the Indenture shall be amended by amending the definition of fair market value by replacing all references therein to “Company” with “Parent” and all references therein to “General Partner” with “Parent”.

Section 2.11. Section 1.01 of the Indenture shall be amended by deleting the definition of Guarantors in its entirety and replacing it with the following:

“Guarantors” means each of (a) the Subsidiaries of the Parent, other than the Company and Finance Corp., executing this Indenture as initial Guarantors, (b) the Parent Guarantors, (c) any other Restricted Subsidiary of the Parent that executes a supplement to this Indenture in accordance with Section 4.13 or 10.03 hereof and (d) the respective successors and assigns of the Parent Guarantors, or such Restricted Subsidiaries, as required under Article 10 hereof, in each case until such time as the Guarantee of such Person shall be released pursuant to Sections 8.02, 8.03 or 10.04 hereof.

Section 2.12. Section 1.01 of the Indenture shall be amended by amending the definition of Permitted Refinancing Indebtedness by replacing all references therein to “Company” with “Parent,” except that clause (4) shall be amended by deleting such clause in its entirety and replacing it with the following:

(4) such Indebtedness is not incurred (other than by way of a guarantee) by a Restricted Subsidiary of the Parent (other than the Issuers) if the Company or Finance Corp. is the issuer or other primary obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

Section 2.13. Section 1.01 of the Indenture shall be amended by deleting the definition of Restricted Subsidiary in its entirety and replacing it with the following:

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Notwithstanding anything in this Indenture to the contrary, the Company and Finance Corp. shall each be a Restricted Subsidiary of the Parent.

Section 2.14. Section 1.01 of the Indenture shall be amended by amending the definition of Unrestricted Subsidiary by replacing all references therein to “Company” with “Parent” and all references therein to “Finance Corp.” with “the Issuers”.

Section 2.15. Section 1.02 of the Indenture shall be amended by deleting the references therein to “Incremental Funds” and “Trailing Four Quarters” in their entirety.

Section 2.16. Section 4.03 of the Indenture shall be amended by deleting such section in its entirety and replacing it with the following:

(a) Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Parent or the Company will file with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing), and the Parent and/or the Company will furnish to the Trustee and, upon its prior request, to any of the Holders or Beneficial Owners of Notes, within five Business Days of filing, or attempting to file, the same with the SEC:

(i) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Parent or the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual report only, a report on the Parent or the Company’s, as applicable, annual financial statements by the Parent or the Company’s, as applicable, certified independent accountants; and

(ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Parent or the Company were required to file such reports.

The availability of the foregoing reports on the SEC’s EDGAR filing system will be deemed to satisfy the foregoing delivery requirements. All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. The Parent and Company will at all times comply with TIA §314(a).

(b) If the Parent has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent material, the quarterly and annual financial information required by Section 4.03(a) will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Parent and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

(c) Any and all Defaults or Events of Default arising from a failure to furnish or file in a timely manner a report or other information required by this Section 4.03 shall be deemed cured (and the Parent and Company shall be deemed to be in compliance with this Section 4.03) upon furnishing or filing such report or other information as contemplated by this Section 4.03 (but without regard to the date on which such report or other information is so furnished or filed); provided that such cure shall not otherwise affect the rights of the Holders or the Trustee under Article 6 hereof if the principal, premium, if any, and interest have been accelerated in accordance with the terms of this Indenture and such acceleration has not been rescinded or cancelled prior to such cure.

(d) For so long as any Notes remain outstanding, the Parent, Issuers and the Guarantors will furnish to the Holders and Beneficial Owners of the Notes and to securities analysts and prospective investors in the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(e) Delivery of the foregoing information, reports or certificates or any annual reports, information, documents and other reports to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Section 2.17. Section 4.04(b) of the Indenture shall be amended by deleting such section in its entirety and replacing it with the following:

(b) So long as any of the Notes are outstanding, the Issuers will deliver to the Trustee, forthwith upon any Officer of the Parent, the Company, the General Partner or Finance Corp. becoming aware of any Default or Event of Default, a written statement specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

Section 2.18. Section 4.07 of the Indenture shall be amended by deleting such section in its entirety and replacing it with the following:

(a) The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Parent or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Parent’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Parent or payable to the Parent, an Issuer or a Restricted Subsidiary of the Parent that is a Guarantor);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Parent) any Equity Interests of the Parent or any direct or indirect parent of the Parent;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes or the Guarantees (excluding (a) any intercompany Indebtedness between or among the Parent and any of its Restricted Subsidiaries and (b) the purchase or other acquisition or retirement for value of any such Indebtedness in anticipation of satisfying a sinking fund or other payment obligation due within one year of the date of such purchase or other acquisition or retirement for value), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses 4.07(a)(1) through (4) being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default (except a Reporting Default) or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(B) if the Fixed Charge Coverage Ratio for the Parent’s most recently ended four full fiscal quarters for which internal financial statements are available at the time of such Restricted Payment is not less than 2.25 to 1.0; and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Parent (which for purposes of this covenant shall, for the avoidance of doubt, include its predecessor for accounting purposes) and its Restricted Subsidiaries (excluding Restricted Payments permitted by clauses (2) through (10) of the next succeeding paragraph) since the date of the Indenture is less than the sum, without duplication, of:

(i) 50% of Consolidated Net Income of the Parent for the period (treated as one accounting period and including the Company) from the first day of the fiscal quarter during which the Trigger Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal financial statements are available (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit); plus

(ii) the sum of (1) 100% of the aggregate net proceeds received by the Parent (including the fair market value of any Capital Stock of Persons engaged primarily in the Oil and Gas Business or long-term assets that are used or useful in the Oil and Gas Business, in each case, to the extent acquired in consideration of Equity Interests of the Parent (other than Disqualified Stock)) after the Trigger Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Parent (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Parent) plus (2) the lesser of (I) 100% of the aggregate net proceeds received by the Parent or the Company (including the fair market value of any Capital Stock of Persons engaged primarily in the Oil and Gas Business or long-term assets that are used or useful in the Oil and Gas Business, in each case, to the extent acquired in consideration of Equity Interests of the Parent or the Company (other than Disqualified Stock)) after the date of this Indenture but prior to the Trigger Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Parent or the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Parent) and (II) $150,000,000; plus

(iii) if any Restricted Investment that was made by the Parent or any of its Restricted Subsidiaries after the Trigger Date is sold for cash or Cash Equivalents (other than to the Parent or any Subsidiary of the Parent) or otherwise cancelled, liquidated or repaid for cash or Cash Equivalents, the return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(iv) the net reduction in Restricted Investments resulting from dividends, repayments of loans or advances, or other transfers of assets in each case to the Parent or any of its Restricted Subsidiaries from any Person (including, without limitation, Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, to the extent such amounts have not been included in Consolidated Net Income for any period commencing on or after the Trigger Date.

(b) The provisions of Section 4.07(a) will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of this Indenture;

(2) the purchase, redemption, defeasance or other acquisition or retirement of any subordinated Indebtedness of the Parent, the Company or any Restricted Subsidiary of the Parent that is a Guarantor or of any Equity Interests of the Parent in exchange for, or out of the net cash proceeds of the substantially concurrent (a) contribution (other than from the Company or any Restricted Subsidiary of the Parent that is a Guarantor) to the equity capital of the Parent or (b) sale (other than to the Company or any Restricted Subsidiary of the Parent that is a Guarantor) of, Equity Interests of the Parent (other than Disqualified Stock), with a sale being deemed substantially concurrent if such purchase, redemption, defeasance or other acquisition or retirement occurs not more than 120 days after such sale; provided, however, that the amount of any such net cash proceeds that are utilized for any such purchase, redemption, defeasance or other acquisition or retirement will be excluded (or deducted, if included) from the calculation of Consolidated Net Income;

(3) the purchase, redemption, defeasance or other acquisition or retirement of subordinated Indebtedness of the Parent, the Company or any Restricted Subsidiary of the Parent that is a Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the payment of any dividend or distribution by the Company or any Restricted Subsidiary of the Parent that is a Guarantor to the holders of its Equity Interests on a pro rata basis;

(5) so long as no Default (other than a Reporting Default) or Event of Default has occurred and is continuing or would be caused thereby, the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent, the Company or any Restricted Subsidiary of the Parent that is a Guarantor pursuant to any director or employee equity subscription agreement, equity option agreement, stockholders’ agreement, other employee benefit plan or to satisfy obligations under any Equity Interests appreciation rights or option plan or similar arrangement; provided, however, that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with any portion of such $5.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount) plus, to the extent not previously applied or included, (a) the cash proceeds received by the Parent or any of its

Restricted Subsidiaries from sales of Equity Interests of the Parent to employees or directors of the Parent or its Affiliates that occur after the date of the indenture (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (A)(ii) or (B)(ii) of Section 4.07(a)) and (b) the cash proceeds of key man life insurance policies received by the Parent or any of its Restricted Subsidiaries after the date of the indenture;

(6) the purchase, repurchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise of stock options, warrants, incentives, rights to acquire Equity Interests or other convertible securities if such Equity Interests represent a portion of the exercise or exchange price thereof, and any purchase, repurchase, redemption or other acquisition or retirement for value of Equity Interests made in lieu of withholding taxes in connection with any exercise or exchange of stock options, warrants, incentives or rights to acquire Equity Interests;

(7) the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Parent, the Company or any Restricted Subsidiary of the Parent that is a Guarantor representing fractional shares of such Equity Interests in connection with a merger or consolidation involving the Parent or such Restricted Subsidiary or any other transaction permitted by this Indenture;

(8) any payments in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture not to exceed $5.0 million in the aggregate after the date of this Indenture;

(9) so long as no Default (other than a Reporting Default) or Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Parent or any preferred securities of the Company or any Restricted Subsidiary of the Parent that is a Guarantor issued on or after the date of this Indenture in accordance with Section 4.09; and

(10) so long as no Default (other than a Reporting Default) or Event of Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of this Indenture.

The amount of all Restricted Payments (other than cash) will be the fair market value, on the date of the Restricted Payment, of the Restricted Investment proposed to be made or the asset(s) or securities proposed to be transferred or issued by the Parent or any of its Restricted Subsidiaries, as the case may be, pursuant to the Restricted Payment, except that the fair market value of any non-cash dividend or distribution paid within 60 days after the date of its declaration shall be determined as of such date. The fair market value of any Restricted Investment, assets or securities that are required to be valued by this Section 4.07 will be determined in accordance with the definition of that term. For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) through (10) of Section 4.07(b), or is permitted pursuant to Section 4.07(a), the Parent will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such Restricted Payment (or portion thereof) on the date made or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this Section 4.07.

Section 2.19. Section 4.08 of the Indenture shall be amended to:

(a) replace all references therein to “Company” with “Parent”;

(b) delete the word “and” at the end of clause (14) thereof;

(c) delete the period at the end of clause (15) thereof and replace such period with “; and”; and

(d) add the following as a new clause (16) immediately after clause (15) thereof:

(16) the Corporate Reorganization.

Section 2.20. Section 4.10 of the Indenture shall be amended by replacing all references therein to “Company” with “Parent” and by replacing all references therein to “pari passu Indebtedness” with “Pari Passu Indebtedness”.

Section 2.21. Section 4.11 of the Indenture shall be amended to:

(a) replace all references therein to “Company” with “Parent”;

(b) delete the word “and” at the end of clause (11) thereof;

(c) delete the period at the end of clause (12) thereof and replace such period with “; and”; and

(d) add the following as a new clause (13) thereof immediately after clause (12):

(13) the Corporate Reorganization.

Section 2.22. Section 4.13 of the Indenture shall be amended by deleting such section in its entirety and replacing it with the following:

If, after the date of this Indenture, any Restricted Subsidiary of the Parent that is not already a Guarantor or an Issuer guarantees any other Indebtedness of either of the Issuers or any Guarantor in excess of a De Minimis Guaranteed Amount, or any Domestic Subsidiary, if not then a Guarantor or an Issuer, incurs any Indebtedness under any Credit Facility, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture substantially in the form of Annex A hereto and delivering it to the Trustee within 20 Business Days of the date on which it guaranteed or incurred such Indebtedness, as the case may be, together with any Officers’ Certificate or Opinion of Counsel required by Section 9.06; provided, however, that the preceding shall not apply to Subsidiaries of the Parent that have properly been designated as Unrestricted Subsidiaries in accordance with this Indenture for so long as they continue to constitute Unrestricted Subsidiaries. Notwithstanding the preceding, any Guarantee of a Restricted Subsidiary of the Parent that was incurred pursuant to this Section 4.13 will be released at such time as such Guarantor ceases both (x) to guarantee any other Indebtedness of either of the Issuers and any other Guarantor in excess of a De Minimis Guaranteed Amount and (y) to be an obligor with respect to any Indebtedness under any Credit Facility.

Section 2.23. Section 4.14 of the Indenture shall be amended by replacing all references therein to “Company” with “Parent” except that clause (a) shall be amended by deleting such clause in its entirety and replacing it with the following:

(a) its corporate existence, and the corporate, partnership or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Parent or any such Restricted Subsidiary; and

Section 2.24. Section 5.01 of the Indenture shall be amended to be deleted in its entirety and replaced with the following:

Neither the Parent nor any Issuer may, directly or indirectly, (1) consolidate or merge with or into another Person (whether or not the Parent or such Issuer is the survivor), or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another Person, unless:

(a) either (1) the Parent or such Issuer is the survivor or (2) the Person formed by or surviving any such consolidation or merger (if other than the Parent or such Issuer, as the case may be) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided, however, that Finance Corp. may not consolidate or merge with or into any Person other than a corporation satisfying such requirement so long as the Company is not a corporation;

(b) the Person formed by or surviving any such consolidation or merger (if other than the Parent or such Issuer, as the case may be) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Parent or such Issuer under the Notes, this Indenture and the applicable Registration Rights Agreement pursuant to a supplemental indenture or other agreement in a form reasonably satisfactory to the Trustee;

(c) immediately after such transaction no Default or Event of Default exists;

(d) in the case of a transaction involving the Parent or the Company, but not Finance Corp., immediately after giving effect to such transaction and any related financing transactions on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, either;

(i) the Parent or the Company, as the case may be, or the Person formed by or surviving any such consolidation or merger (if other than the Parent or the Company, as the case may be), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of Section 4.09 hereof; or

(ii) the Fixed Charge Coverage Ratio of the Parent, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Parent or the Company, as the case may be), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, would be equal to or greater than the Fixed Charge Coverage Ratio of the Parent or the Company, as the case may be, immediately before such transactions; and

(e) the Parent or such Issuer, as the case may be, has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with this Indenture.

Notwithstanding the restrictions described in the foregoing clause (d), any Restricted Subsidiary of the Parent (other than the Issuers) may consolidate with, merge into or dispose of all or part of its properties and assets to the Parent without complying with the preceding clause (d) in connection with any such consolidation, merger or disposition.

Notwithstanding the second preceding paragraph of this Section 5.01, the Company may reorganize as any other form of entity in accordance with the following procedures provided that:

(i) the reorganization involves the conversion (by merger, sale, contribution or exchange of assets or otherwise) of the Parent or either Issuer into a form of entity other than a limited partnership formed under Delaware law;

(ii) the entity so formed by or resulting from such reorganization is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(iii) the entity so formed by or resulting from such reorganization assumes all the obligations of the Parent or either Issuer under the Notes, this Indenture and the applicable Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(iv) immediately after such reorganization no Default (other than a Reporting Default) or Event of Default exists; and

(v) such reorganization is not materially adverse to the Holders or Beneficial Owners of the Notes (for purposes of this clause (v), a reorganization will not be considered materially adverse to the Holders or Beneficial Owners of the Notes solely because the successor or survivor of such reorganization (a) is subject to federal or state income taxation as an entity or (b) is considered to be an “includible corporation” of an affiliated group of corporations within the meaning of Section 1504(b) of the Code or any similar state or local law).

Section 2.25. Section 5.02 of the Indenture shall be amended to be deleted in its entirety and replaced with the following:

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Parent or any Issuer in accordance with Section 5.01 hereof, the successor formed by such consolidation or into or with which the Parent or such Issuer, as the case may be, is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and may exercise every right and power of, the Parent or such Issuer, as the case may be, under this Indenture with the same effect as if such successor had been named as the Parent or such Issuer herein and shall be substituted for the Parent or such Issuer, as the case may be (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Parent,” the “Company” or “Finance Corp.,” as the case may be, shall refer instead to the successor and not to the Parent, the Company or Finance Corp., as the case may be); and thereafter (except in the case of a lease of all or substantially all of the properties or assets of the Parent or an Issuer, as the case may be), the Parent or such Issuer, as the case may be, shall be discharged and released from all obligations and covenants under this Indenture and the Notes. The Trustee shall enter into a supplemental indenture to evidence the succession and substitution of such successor and such discharge and release of the Parent or such Issuer, as the case may be.

Section 2.26. Section 6.01 of the Indenture shall be amended to:

(a) Clauses (c), (d) and (e) shall be amended by replacing all references therein to “Company” with “Parent or the Company”.

(b) Clauses (f) and (g) shall be amended by replacing all references therein to “Company” with “Parent”.

(c) Delete the first paragraph of clause (i) in its entirety and replace it with the following:

(i) the Parent, the Company, Finance Corp., any of the Parent’s Restricted Subsidiaries that is a Significant Subsidiary of the Parent or any group of Restricted Subsidiaries of the Parent that, taken together, would constitute a Significant Subsidiary of the Parent pursuant to or within the meaning of Bankruptcy Law:

(d) Delete clause (j) in its entirety and replace it with the following:

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against the Parent, the Company, Finance Corp., any of the Parent’s Restricted Subsidiaries that is a Significant Subsidiary of the Parent or any group of Restricted Subsidiaries of the Parent that, taken together, would constitute a Significant Subsidiary of the Parent in an involuntary case;

(2) appoints a Custodian of the Parent, the Company, Finance Corp., any of the Parent’s Restricted Subsidiaries that is a Significant Subsidiary of the Parent or any group of Restricted Subsidiaries of the Parent that, taken together, would constitute a Significant Subsidiary of the Parent or for all or substantially all of the property of the Parent, the Company, Finance Corp., any of the Parent’s Restricted Subsidiaries that is a Significant Subsidiary of the Parent or any group of Restricted Subsidiaries of the Parent, that, taken together, would constitute a Significant Subsidiary of the Parent; or

(3) orders the liquidation of the Parent, the Company, Finance Corp., any of the Parent’s Restricted Subsidiaries that is a Significant Subsidiary of the Parent or any group of Restricted Subsidiaries of the Parent that, taken together, would constitute a Significant Subsidiary of the Parent;

Section 2.27. Section 6.02 of the Indenture shall be amended to be deleted in its entirety and replaced with the following:

If any Event of Default occurs and is continuing, the Trustee, by notice to the Issuers, or the Holders of at least 25% in principal amount of the then outstanding Notes, by notice to the Issuers and the Trustee, may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately, together with all accrued and unpaid interest, Additional Interest, if any, and premium, if any, thereon. Notwithstanding the preceding, if an Event of Default specified in clause (i) or (j) of Section 6.01 hereof occurs with respect to the Parent, the Company, Finance Corp., any of the Parent’s Restricted Subsidiaries that is a Significant Subsidiary of the Parent or any group of Restricted Subsidiaries of the Parent that, taken together, would constitute a Significant Subsidiary of the Parent, all outstanding Notes shall become due and payable without further action or notice, together with all accrued and unpaid interest, Additional Interest, if any, and premium, if any, thereon. The Holders of a majority in principal amount of the then outstanding Notes by notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal, interest, premium or Additional Interest, if any, that have become due solely because of the acceleration) have been cured or waived.

Section 2.28. Section 8.03 of the Indenture shall be amended by deleting the first sentence of the first paragraph in its entirety and replacing with the following:

Upon the Issuers’ exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Issuers and the Parent shall, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from their obligations under the covenants contained in Article 4 (other than those in Sections 4.01, 4.02, 4.06 and 4.14) and in clause (d) of Section 5.01 hereof on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder.

Section 2.29. Section 10.04 of the Indenture shall be amended to be deleted in its entirety and replaced with the following:

(a) Except as otherwise provided in Section 10.04(b) below, the Guarantee of a Guarantor shall be released: (1) in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Parent or a Restricted Subsidiary of the Parent, if the sale or other disposition does not violate Section 4.10; (2) in connection with any sale or other disposition of Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) the Parent or a Restricted Subsidiary of the Parent, if the sale or other disposition does not violate Section 4.10 and the Guarantor ceases to be a Restricted Subsidiary of the Parent as a result of the sale or other disposition; (3) if the Parent designates such Guarantor as an Unrestricted Subsidiary in accordance with Section 4.19 of this Indenture; (4) upon Legal Defeasance or Covenant Defeasance or Discharge in accordance with Article 8; (5) upon the liquidation or dissolution of such Guarantor, provided no Default or Event of Default has occurred that is continuing; (6) at such time as such Guarantor ceases both (x) to guarantee any other Indebtedness of either of the Issuers and any other Guarantor in excess of a De Minimis Guaranteed Amount and (y) to be an obligor with respect to any Indebtedness under any Credit Facility; or (7) upon such Guarantor consolidating with, merging into or transferring all of its properties or assets to the Parent or another Restricted Subsidiary that is a Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolves or otherwise ceases to exist.

(b) Notwithstanding anything to the contrary in Section 10.04(a) above, the Guarantee of the Parent shall be released only upon Legal Defeasance or Covenant Defeasance or Discharge in accordance with Article 8 or in a transaction which complies with Article 5 hereof.

(c) Upon delivery by the Parent to the Trustee of an Officers’ Certificate to the effect that any of the conditions described in the foregoing clauses (1) — (6) has occurred, the Trustee shall execute any documents reasonably requested by the Parent or the Company in order to evidence the release of any Guarantor from its obligations under its Guarantee. Any Guarantor not released from its obligations under its Guarantee shall remain liable for the full amount of principal of and premium, interest and Additional Interest, if any, on the Notes and for the other obligations of such Guarantor under this Indenture as provided in this Article 10.

Section 2.30. Section 11.02 of the Indenture shall be amended to delete the reference to Legacy Reserves LP and its address and contact information and be replaced with the following:

Legacy Reserves Inc.

303 W. Wall Street

Suite 1800

Midland, Texas 79701

Attention: Chief Financial Officer or General Counsel

Telecopier No.: 432-689-5299

Section 2.31. Section 11.02 of the Indenture shall be amended to delete the reference to Andrews Kurth LLP and its address and contact information and be replaced with the following:

Kirkland & Ellis, LLP

609 Main Street, 45th Floor

Houston, TX 77002

Attention: Matthew R. Pacey, P.C.

                 Michael P. Fisherman

E-Mail: matt.pacey@kirkland.com

             michael.fisherman@kirkland.com

Section 2.32. Section 11.02 of the Indenture shall be amended to delete the reference to Wells Fargo Bank, National Association and its address and contact information and be replaced with the following:

Wilmington Trust, National Association

15950 North Dallas Parkway, Suite 550

Dallas, Texas 75248

Attention:         Legacy Reserves Notes Administrator

ARTICLE 3

Section 3.01. Effective on the Trigger Date, in accordance with Section 4.13 of the Indenture and by executing this Supplemental Indenture, the Guarantors whose signatures appear below are subject to the provisions of the Indenture to the extent provided for in Article 10 thereunder.

ARTICLE 4

Section 4.01. Except as specifically modified herein, the Indenture and the Notes are in all respects ratified and confirmed (mutatis mutandis) and shall remain in full force and effect in accordance with their terms with all capitalized terms used herein without definition having the same respective meanings ascribed to them as in the Indenture.

Section 4.02. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto.

Section 4.03. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 4.04. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of such executed copies together shall represent the same agreement.

Section 4.05. The Recitals to this Supplemental Indenture shall be taken as statements of the Issuers and the Guarantors, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

LEGACY RESERVES LP

BY: LEGACY RESERVES GP, LLC,
its general partner

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

LEGACY RESERVES FINANCE CORPORATION

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

SIGNATURE PAGE TO THE

SECOND SUPPLEMENTAL INDENTURE

GUARANTORS:

LEGACY RESERVES OPERATING GP LLC

By:	Legacy Reserves LP,
its sole member

By:	Legacy Reserves GP, LLC,
its general partner

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

LEGACY RESERVES OPERATING LP

By:	Legacy Reserves Operating GP LLC,
its general partner

By:	Legacy Reserves LP,
its sole member

By:	Legacy Reserves GP, LLC,
its general partner

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

LEGACY RESERVES SERVICES, INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

SIGNATURE PAGE TO THE

SECOND SUPPLEMENTAL INDENTURE

DEW GATHERING LLC

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

LEGACY RESERVES ENERGY SERVICES LLC

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

PINNACLE GAS TREATING LLC

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

SIGNATURE PAGE TO THE

SECOND SUPPLEMENTAL INDENTURE

PARENT GUARANTORS:

LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

LEGACY RESERVES GP, LLC

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

SIGNATURE PAGE TO THE

SECOND SUPPLEMENTAL INDENTURE

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Shawn Goffinet
Name:	Shawn Goffinet
Title:	Assistant Vice President

SIGNATURE PAGE TO THE

SECOND SUPPLEMENTAL INDENTURE